November 2, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

North Bay Resources Inc.
Amendment No.7 Registration Statement on Form S-1
Filed October 4, 2010
File No. 333-164860

We have reviewed the Commission’s comments to our Registration Statement on Form S-1 filed with the Commission on October 4, 2010.  We have prepared our responses to the Commission’s comments. Our responses follow each of the Commission’s comments set forth below.

Form S-l/A General

1.
Please update your financial statements in accordance with Rule 8-08 of Regulation S-X in your next amendment. Please also update the otherwise affected disclosure, such as disclosure regarding material changes during the interim period in Management's Discussion and Analysis of Financial Condition or Plan of Operation and liquidity. See Item 303(b)(l) and (b)(2) of Regulation S-K.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see pages 101 and 117.

Prospectus Summary, page 1
Corporate Background and Our Business, page 1

2.
Please clarify what is meant by the discussion of the non-recourse debt funding for the EB-5 program on page 4. Please disclose how the Regional Center to be established by you and ACC Consulting, LLC will be structured, and how the EB-5 investors will contribute capital to your proposed Regional Center and your prospective mining projects including the Ruby Mine encompassed within the Region.

RESPONSE:

a) We have removed the term “non-recourse” from the disclosure and revised our disclosure as requested by the Commission in its comment above. Please see page 4. By way of clarification, “non-recourse” was meant to say that the foreign investment is required by USCIS regulations to be “at-risk”.  USCIS stipulates that “The regulations and precedent decisions require an alien to incur a reasonable risk for purposes of generating a return on his or her capital investment. As such there should be no guarantees, buy back arrangements, unsecured promissory notes, other agreements or arrangements that in effect merely structure or organize the investment for appearance sake only for purposes of obtaining the permanent resident status without the alien’s capital being fully invested and at risk in the investment in the new commercial enterprise to create or spawn the required 10 jobs.”.   Please also see Title 8 “Aliens and Nationality” of the Code of Federal Regulations (8 C.F.R. § 204.6), which states that it must be shown that “the petitioner has invested or is actively in the process of investing the required amount of capital, the petition must be accompanied by evidence that the petitioner has placed the required amount of capital at risk for the purpose of generating a return on the capital placed at risk. Evidence of mere intent to invest, or of prospective investment arrangements entailing no present commitment, will not suffice to show that the petitioner is actively in the process of investing. The alien must show actual commitment of the required amount of capital. “

b) We have previously detailed in our disclosure that the new Regional Center with ACG is to be owned 51% by ACG, and 49% by North Bay.  We have revised our disclosure on page 6 to indicate that the Regional Center is to be structured as a Limited Liability Corporation, to be formed concurrent with the filing of our Regional Center application with USCIS.  As is noted in the disclosure and in response (d) below, our USCIS filing for a new Regional Center has been postponed, as we now have the opportunity to utilize an existing Regional Center to expedite the process to achieve EB-5 funding for the Ruby Project, and thus the expected LLC entity that was intended to implement the Regional Center structure has not yet been formed.

c) We have revised our disclosure as requested by the Commission in its comment above to include a discussion of how the EB-5 investors will contribute capital to the Regional Center and the Ruby Gold project.. Please see pages 6 and 7.

d) As disclosed on Pages 6 and 7, and exhibit 10.68, we are expediting the approval process with USCIS by joining forces with an existing Regional Center, the Northern California Regional Center, LLC.(“NCRC”).  NCRC currently operates in an area immediately adjacent to Sierra County, California, where the Ruby Mine is located.  By partnering with and utilizing a pre-existing Regional Center rather than starting a new one immediately, we expect to shorten the time needed to gain USCIS approval for the Ruby Project.

3.
You disclose at least on pages 4, 5, 8, 28, 30, and 103 that if your proposed Regional Center is not approved by the USCIS to make EB-5 funding possible, and if you have not generated enough revenue from claims sales and joint-ventures, you believe that you can rely on your equity credit line established by way of your Securities Purchase Agreement with Tangiers, LP to fund the acquisitions costs of the Ruby Mine "once [y]our S-l registration statement is made effective by the SEC." Please revise your disclosure to clarify that this prospectus and registration statement does not cover the equity line, and that you have not yet filed the registration statement on Form S-l pertaining to the equity line.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see pages 4, 5, 10, 32, 34, and 107

Risk Factors, page 7

The Ruby Mine has no proven or probable reserves .... page 11

4.
You disclose that your ability to complete the acquisition of the Ruby Mine and secure enough operating capital to begin mining is "contingent on the approval of the USCIS for the establishment of an EB-5 Regional Center in Northern California." Please clarify if you must establish the Regional Center before you can complete the Ruby Mine acquisition, in terms of if this a provision of the acquisition agreement, or if this is just a matter of economics in that you need the additional capital from foreign investors who participate in the EB-5 program. If a contingent term of the acquisition agreement, please revise to make this clear throughout your filing in all places where you discuss the Ruby Mine.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see pages 7 and 13

To clarify for the Commission, we can use any source of funding available to us to complete the acquisition of the Ruby, and there is no contractual provision in the Ruby transaction that requires us to use EB-5 funding. We have elected to avail ourselves of the federal EB-5 program to secure funding for the Ruby as a matter of economics.  The EB-5 program by its nature is contingent on the approval of the USCIS for the establishment of a new EB-5 Regional Center in Northern California or the expansion of an existing Regional Center, as well as on our ability to raise sufficient funds from foreign investors who participate in the federal EB-5 program. It is in only in this regard that the term “contingent” is truly relevant.  Should a suitable alternative funding source present itself, we are not bound to using EB-5 exclusively.  Therefore, while EB-5 is a preference, it is not a requirement.  There are provisions in the Ruby agreement that have been disclosed in our Form S-1 that trigger in the event that our Regional Center is approved and/or we receive any funding through the EB-5 program, but neither of these items is required. As long as we are able to exercise our option to purchase by June 30, 2011, it does not matter where the funding originates from.

Security Ownership of Certain Beneficial Owners and Management page 21

5.
As the Series I Preferred Stock and Common Stock vote on a combined basis rather than as two separate classes, please provide an additional column indicating the total overall voting power held by each owner.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see page 24.

6.
Please ensure that you include all shares of common stock and shares subject to options, warrants, or convertible debt, exercisable or convertible within 60 days from the date of the prospectus.  In this regard, for example, Ruby Development Company has 10 million warrants, immediately exercisable, giving them the option to purchase up to another 10 million shares of stock.  Similarly, Tangiers holds an immediate convertible $50,000 convertible note and cashless warrants issued in connection with the note, all of which should be included in the beneficial ownership table.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see pages 24 and 25.

The Ruby Mine, page 31

Plant. Equipment. Permits, and Site Infrastructure, page 36

7.	Please remove or provide your reasonable basis for believing that the mine can be placed back into operation "in a very short period of time."

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see page 41.

8.
You disclose that the current Plan of Operations, effective as of 2001, is undergoing review and renewal by the Forestry Service, with completion expected by January 2011. Please provide your reasonable basis for this expectation, or revise your disclosure.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above, and have deleted the reference to the expected completion date. Please see pages 36 and 41.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page97

Overview, page __

9.	Please provide your reasonable basis for believing that you will begin mining operations in mid-2011 at the Ruby Mine, or revise your disclosure.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see pages 46 and 102.

Engineering Comments

The Ruby Mine page 31

10.
We note your disclosure in this section, referring to mines and other mineral properties that exist in the proximity of your property. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, we believe that you should remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see pages 37 and 40.

11.
We note on page 36 of your filing you state the Ruby Mine has no estimates of proven reserves, yet on page 37 you disclose partially mined and unmined channel with contained ounces. Regulation S-K, Item 102, specifically prohibits the use of terms other than "proven" and "probable" when referring to reserve estimates in documents filed with the Commission. Please remove all estimates other than "proven" and "probable" reserves.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see page 42.

12.	Pursuant to Section (a) of Industry Guide 7, the term ore is treated the same as the term reserve. Please remove the term ore from your disclosure until you have a proven or probable reserve.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see pages 37-48.

13.
We note you disclose production data and an estimated mining cost for your Ruby Hill Mine. Please remove the production and financial information and only include production and financial information based on the development of a proven and probable reserve.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see page 46.

North Bay Resources Inc. acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	comments from the Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert the comments by the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Perry Leopold

Perry Leopold, Chief Executive Officer
Fax: (215) 661-8959

cc: Via Facsimile (201) 265-6069
Thomas E. Boccieri, Esq.